Atento Reports Fiscal 2019 First-Quarter Results

Brazil revenue growth of 6.1% drives consolidated revenue up 2.0%

Multisector revenues increase 4.6%, reaching 62.4% of total sales

Sales of value-added solutions at 27.9% of total revenue

Profitability declines on lower Americas volumes and one-time severance costs

-    Revenue up 2.0% YoY in Q1, primarily driven by 6.1% sales growth in Brazil as well as 5.2% sales increase in EMEA, partially offset by a 2.7% decline in Americas revenues

-    Multisector revenue rises 4.6%, with Brazil increasing 8.4% and EMEA growing 7.5%

-    Higher value-added solutions revenues increase to 27.9% of total sales, a 2.9 p.p. expansion compared to Q1 2018 (25.0%)

-    Reported EBITDA margin of 9.6% including $8.1million of one-off costs related rightsizing in Americas and to agreements with unions in  Chile and Argentina and a positive effect of $13.7 million related to the initial application of IFRS 16. Excluding these effects, EBITDA margin would have been 8.3% in Q1

-    Brazil profitability down to 10.2%, excluding one-off costs and effects of IFRS 16, a decrease of 0.9 p.p. YoY, due to higher labor expenses that are expected to be passed to prices throughout 2019

-    EPS of -$0.61 includes $0.51 from tax settlement in Spain; Recurring EPS of -$0.06

-    Free cash flow before interest and acquisitions of -$38.1 million, with FCF of -$56.4 million, reflecting seasonality and expected to normalize during the year

-    Net debt at $565.2 million, includes $175.1 million effect of IFRS 16, with net leverage at 3.2x. Excluding IFRS 16, net leverage was 2.4x reflecting lower EBITDA in last twelve months

NEW YORK, May 20, 2019 -- Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top five providers globally, today announced its first-quarter operating and financial results. All comparisons in this announcement are year-over-year and in constant-currency (CCY), unless noted otherwise, and may differ from 6-K due to certain intra-group eliminations.

Summary

($ in millions except EPS)	Q1 2019	Q1 2018	CCY Growth
Income Statement
Revenue	436.7	490.4	2.0%
EBITDA (1)	42.0	49.8	-2.8%
EBITDA Margin	9.6%	10.2%	-0.5. p.p.
Net Income (2)	(45.6)	(1.7)	N.M.
Recurring Net Income (2)	(5.0)	7.8	N.M
Earnings Per Share (2)	($0.61)	($0.02)	N.M
Recurring Earnings Per Share (2)	($0.06)	$0.10	N.M.
Cashflow, Debt and Leverage
Free Cash Flow (3)	(38.1)	(34.9)
Cash and Cash Equivalents	77.9	100.2
Net Debt	565.2	394.4
Leverage (x)	3.2	1.8

(1)

EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

(2)

Reported Net Income and Earnings Per Share and Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Earnings Per Share refer only to continuing operations. Reported and Adjusted Earnings Per Share, for the period ended March 31, 2019, were calculated considering the weighted average number of ordinary shares of 74,300,199. For the period ended March 31, 2018, the number of ordinary shares was 73,909,056. Recurring Earnings and EPS attributable to Owners of the parent company

(3)	We define Free Cash Flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses.

Message of the CEO and CFO

Carlos López-Abadia, Atento´s Chief Executive Officer, commented, “Following an extensive review of Atento’s operations, we have begun implementing a transformation plan to substantially improve our company’s profit trajectory and cashflow. I remain confident in our ability to execute against near-term objectives as well as leverage Atento’s many clear strengths to capitalize on the myriad digital opportunities emerging in the CRM/BPO market. As we work toward optimizing Atento’s cost structure and driving operating efficiencies, we are investing more in our digital business, which is beginning to gain momentum with recent client wins in the educational, financial, retail and technology sectors. Investments include acquiring the remaining stakes in Interfile and RBrasil, as well as expanding Atento’s pool of digital talent. We are now systematically delivering end-to-end digital solutions which, coupled with the investments we are making, will strengthen Atento’s position in the increasingly sophisticated market for value-added sales and customer-care solutions.”

Mauricio Montilha, Atento´s Chief Financial Officer, said, “Our flagship operation in Brazil continued to drive Atento’s revenue higher as well as a substantial increase in our mix of multisector business, which rose above 62% of total sales at the end of the first quarter, with sales of value-added solutions accounting for nearly 28% of revenues. Lower volumes in the Americas, where the business environment remains challenging, and $8.1 million in one-time costs related to the rightsizing of our operations in this region primarily led to negative $4.3 million in recurring net income. We are resuming annual fiscal guidance, forecasting flat to low single-digit revenue growth and an EBITDA margin of 11 to 12% for 2019, including the effects of IFRS 16 and one-offs related to growth initiatives. Our business is expected to begin normalizing in the third quarter of this year and achieve a healthy run rate going into 2020.”

First Quarter Consolidated Operating Results

All comparisons in this announcement, unless otherwise noted, are year-over-year and in constant-currency (CCY).

Atento’s Consolidated revenues increased 2.0% to $436.7 million in the first quarter of 2019, primarily driven by 6.1% sales growth in Brazil and a 4.6% increase in Multisector sales. While Americas revenues declined 2.7%, EMEA sales increased 5.2%.

Revenue growth in the quarter was fueled by higher volumes with existing clients in Brazil and ramp ups of new clients in Spain, partially offset by lower volumes in Americas.

Total Multisector revenues increased 4.6%, further diversifying Atento’s revenue stream and reaching 62.4% of total sales. Growth in this product category was primarily driven by an 8.4% increase in Brazil sales, with a 7.5% increase in EMEA sales also contributing to growth.  In the Americas, Multisector sales were mixed, with higher volumes in Chile and Colombia, offset by a challenging business environment in Mexico.

Revenues from higher value-added solutions were 27.9% of total sales in the quarter, versus 25.0% in Q1 2018.

Revenues from Telefónica decreased 1.1% in the quarter, due to a decrease of 5.6% in Americas, mainly from lower revenues in Peru, partially offset by higher volumes in Brazil and EMEA. Atento remains Telefónica’s reference partner for CRM/BPO services.

Reported EBITDA decreased 2.8% to $42.0 million and includes a $13.7 million positive effect related to the initial application of IFRS 16. Also impacting EBITDA was $8.1 million in extraordinary costs related to the downsizing of the Atento’s operations in the America’s and to new union agreements in Argentina and Chile, as well as the impact of an increase in the minimum wage in Brazil. The EBITDA margin was 9.6%, a 53 basis point decrease. Excluding the positive effect of IFRS 16 and the one-off costs, the EBITDA margin would have been 8.3%, with Brazil and the Americas at 10.2% and 9.4%, respectively. In EMEA, the EBITDA margin would have been 8.1%, excluding the effects of IFRS 16.

Earnings per share was a negative $0.61, mainly from a $0.51 impact from a tax settlement in Spain, which was accounted for as non-recurring. Therefore, when adjusting for this effect and other non-recurring impacts, recurring EPS was negative $0.06. Adjusting for the $8.1 million pre-tax extraordinary costs, recurring EPS would have been positive $0.01.

In the context of a global Tax Audit of the periods 2013 to 2016, Atento Spain signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits carry-forward of the Spanish tax group, together with the corresponding effects in subsequent tax periods, was reduced in an amount equivalent to $37.8 million.

Adjusted earnings, adjusted EBITDA and adjusted earnings per share are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segment Reporting

($ in millions)	Q1 2019	Q1 2018	CCY growth
Brazil Region
Revenue	218.3	238.9	6.1%
Adjusted EBITDA	27.8	26.4	19.2%
Adjusted EBITDA Margin	12.7%	11.1%	1.6 p.p.
Operating Income/(loss)	(5.9)	(1.2)	N.M.
Americas Region
Revenue	161.7	190.6	-2.7%
Adjusted EBITDA	14.1	21.0	-25.6%
Adjusted EBITDA Margin	8.7%	11.0%	-2.3 p.p
Operating Income/(loss)	(7.6)	1.9	N.M.
EMEA Region
Revenue	62.1	63.9	5.2%
Adjusted EBITDA	6.3	5.0	32.6%
Adjusted EBITDA Margin	10.2%	7.8%	2.4 p.p.
Operating Income/(loss)	(4.0)	0.4	N.M.

Brazil

Atento’s flagship operation delivered 6.1% revenue growth during the first quarter to $218.3 million, mainly driven by an 8.4% increase in Multi-sector revenues, which expanded 1.5 p.p. to 70.5% of sales in Brazil.

Financial services clients were the largest source of Multisector sales in Brazil, mostly volume ramp ups of new contracts signed during 2018.

Brazil’s operations remain at the forefront of Atento’s growth strategy and digital transformation. Atento’s Brazilian business is helping accelerate the Group’s move into digital services and leading the standardization and roll out of digital solutions (Data Driven Digital Sales, Data Driven Customer Care, Digital Back Office, Digital Collections).

Revenues from Telefónica increased 0.9%, representing 29.5% of total revenue in Brazil in Q1 2019.

Reported Adjusted EBITDA margin was 12.7%. Excluding one-off costs and the effects of IFRS 16, profitability was 10.2%, due to higher labor expenses reflecting a 4.6% increase in minimum wage on January 1, 2019, compared to a 1.8% increase on January 1, 2018 and lower profitability in some client programs that will be addressed in the coming quarters.

Americas Region

In the Americas region, revenue decreased 2.7% YoY to $161.7 million. The decrease in the first quarter was driven by lower Telefónica volumes in Peru and due to a challenging business environment in Mexico and slower economic activity in Argentina. Performance in the Financial Services sector was driven primarily by higher volumes in Chile and Colombia, offset by weaker volumes in Mexico.

The mix of Multisector revenue in the Americas increased to 61.5%, a 1.9 p.p increase in share of total revenues in Q1 2019. Revenue from multisector clients was mixed, with higher volumes in Chile and Colombia, offset by a challenging environment in Mexico, decreasing 0.3% in total.

Telefónica revenue decreased 5.6% in the quarter, mainly in Peru, representing 38.4% of total Americas revenues in the period.

Reported Adjusted EBITDA decreased to $14.1 million, with the margin declining 2.3 p.p. to 8.7% in the first quarter. Excluding one-offs and the effects of IFRS 16, Adjusted EBITDA margin would have been 9.4% (-1.6 p.p. YoY).

EMEA Region

Revenue in the EMEA region grew 5.2% over first quarter 2018 to $62.1 million. The growth was driven by a 7.5% increase in Multisector revenues, reflecting new client programs in the quarter. As a percentage of total sales in the region, Multisector revenues increased 0.8 p.p. to 39.7%.  Revenues from Telefónica increased 3.8% YoY.

Reported Adjusted EBITDA for the EMEA region was $6.3 million, an increase of 32.6%, with the margin at 10.2%. Excluding the effect of IFRS 16, the EBITDA Margin would have been 8.1%, an increase of 0.3 p.p, at a normalized level of 8-9%. EBITDA Margin was limited by the ramp up of new client programs that were acquired during the quarter and by a low utilization rate that stemmed from lower volume in a single client program, with overcapacity to be reduced in coming quarters.

Atento was recognized as one of the Best Companies to Work by Great Place to Work and Forbes (click here for full details).

Cash Flow and Capital Structure

During the first quarter, operating cash flow before interest and acquisitions totaled negative $38.1 million, with a negative Free Cash Flow of $56.4 million, in line with expected seasonality in EBITDA combined with weaker working capital from higher revenue anticipation by clients in the fourth quarter of 2018.

Cash capex accounted for 3.8% of revenues in Q1 2019, in line with the expected range for the year and compares to 2.7% in Q1 2018.

At March 31, 2019, Atento held cash and cash equivalents of $77.9 million and existing revolving credit facilities of $88.0 million, of which $68.0 million were available, implying total liquidity of $145.9 million.

Atento's net debt was $390.1 million, excluding the $175.1 million effect of IFRS 16, or $565.2 million under IFRS 16.  Excluding the effect of the initial application of IFRS 16, net leverage ratio would be 2.4 times. The higher leverage compared to Q1 2018 reflects lower twelve-months EBITDA as a result of the adjustments we did in Q2 2018 and the extraordinary costs incurred in Q1 2019.

As previously announced, Atento closed, on April 4, 2019, a private offering of an additional US$100 million in aggregate principal amount of its 6.125% Senior Secured Notes due 2022. The Company used the net proceeds from this offering to repay all its outstanding Brazilian debentures and part of its outstanding BNDES credit facilities in the total amount of $35 million, as well as to repay approximately $25 million in revolving credit facilities in Brazil and Mexico.

Introducing Fiscal 2019 Guidance

Atento forecasts flat to low single-digit revenue growth in 2019, in constant-currency terms. Sales growth is expected to come from the acceleration of the Company’s digital business, while baseline volumes are expected to decline, particularly in the more massive CRM. EBITDA margin is expected to be in the range of 11% to 12%, including the extraordinary costs related to the transformation of the business and the effects of IFRS 16. Interest expenses are estimated to be between $35 million and $45 million, already reflecting the previously announced private offering of US$100 million in aggregate principal amount of Senior Secured Notes. For the year, cash capex is expected to be 3.5% to 4.5% of revenues.

Guidance 2019
Consolidated Revenue Growth (CCY)	flat to low single-digit
EBITDA Margin Range (CCY)	11.0% - 12.0%
Interest Expenses (1)	($35 MM – $40 MM)
Cash Capex (as % of Revenues)	3.5% - 4.5%

Conference Call

The Company will host a conference call and webcast on Tuesday, May 21, 2019 at 10:00 am ET to discuss its financial results. The conference call can be accessed by dialing: +1 (877) 407-0784 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 689-8560 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The live webcast of the conference call will be available on Atento's Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) solutions in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a fourth consecutive year. For more information visit www.atento.com

Investor Relations
Shay Chor
+ 55 11 3293-5926
shay.chor@atento.com

Fernando Schneider

+ 55 11 3779-8119

fernando.schneider@atento.com

Media Relations
Maite Cordero
+ 34 91 740 74 47
atento.media@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento's highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento's ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento's clients; the non-exclusive nature of Atento's client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento's businesses; Atento's ability to protect its proprietary information or technology; service interruptions to Atento's data and operation centers; Atento's ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento's ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento's ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento's ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento's ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento's lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in the Form 6-K.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended March 31,
($ in millions)	2018	2019
	(unaudited)

(Loss) for the period	(1.7)	(45.6)
Net finance expense	19.6	17.3
Income tax expense	5.5	(2.9)
Write-off of deferred tax assets	-	37.8
Depreciation and amortization	26.3	35.3
EBITDA (non-GAAP) (unaudited) (*)	49.8	42.0
Adjusted EBITDA (non-GAAP) (unaudited) (*)	49.8	42.0

(*)

In 2019, the EBITDA was impacted in $13.7 millions due to the first application of IFRS 16. Excluding IFRS 16 impact, 2019 EBITDA was $28.3 million. Depreciation and finance costs impacted in $11.8 million and $4.7 million respectively due to the application of the IFRS 16.

(a)

In May 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million will impact our cash flow for the period ended June 30, 2019.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended March 31,
($ in millions)	2018	2019
	(unaudited)
(Loss) for the period	(1.7)	(45.6)
Amortization of acquisition related intangible assets (a)	5.7	5.1
Change in fair value of financial instruments (b)	3.1	-
Net foreign exchange gain/(loss)	2.8	1.8
Other	-	0.6
Tax effect (c)	(2.4)	33.5
Total of add-backs	9.2	41.0
Adjusted Earnings (non-GAAP) (unaudited)	7.5	(4.6)
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.10	(0.06)
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	7.8	(5.0)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	0.10	(0.06)

(*)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

a)

Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

b)

Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

c)

The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the three months ended March 31, 2018 and 2019, the effective tax rate after moving non-recurring items was 51.3% and 48.8% respectively.

d)

In May 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million will impact our cash flow for the period ended June 30, 2019.

(**)

Adjusted Earnings per share is calculated based on the weighted average number of ordinary shares outstanding (that exclude the treasury shares) of 73,909,056 and 74,300,199  as of March 31, 2018 and 2019, respectively.

Financing Arrangements

Net debt with third parties As of March 31, 2018 and 2019 is as follow:

	As of March 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2018	2019
	(unaudited)
Cash and cash equivalents	100.2	77.9
Debt:
Senior Secured Notes	392.2	394.5
Brazilian Debentures	21.5	15.0
BNDES	44.7	19.0
Finance Lease Payables (3)	9.3	179.9
Other Borrowings	26.9	34.8
Total Debt	494.6	643.2
Net Debt with third parties (1) (unaudited)	394.4	565.2
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	217.1	177.0
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.8x	3.2x

1.

In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

2.	Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations.
3.	Impact in March 31, 2019 of application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $175,1 million.

Consolidated Statements of Operations for the Three Months Ended March 31, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended March 31,		Change (%)	Change excluding FX (%)
	2018	2019
	(unaudited)
Revenue	490.4	436.7	(10.9)	2.0
Other operating income	2.0	0.6	(68.0)	(66.2)
Operating expenses:
Supplies	(17.6)	(16.8)	(4.4)	(12.0)
Employee benefit expenses	(367.5)	(339.3)	(7.7)	5.8
Depreciation (2)	(11.3)	(21.8)	92.9	114.2
Amortization	(15.0)	(13.5)	(9.8)	1.3
Changes in trade provisions	(0.3)	-	(99.0)	(99.0)
Other operating expenses (3)	(57.1)	(39.2)	(31.4)	(21.3)
Total operating expenses	(468.9)	(430.6)	(8.2)	4.1
Operating profit	23.5	6.7	(71.4)	(59.0)
Finance income (4)	0.9	2.4	N.M.	N.M.
Finance costs (5)	(14.6)	(18.0)	23.1	31.9
Change in fair value of financial instruments	(3.1)	-	(100.0)	(100.0)
Net foreign exchange loss	(2.8)	(1.8)	(37.3)	3.3
Net finance expense	(19.6)	(17.3)	(11.5)	(1.8)
Profit before income tax	3.9	(10.6)	N.M.	N.M.
Income tax benefit/(expense)	(5.5)	(35.0)	N.M.	N.M.
(Loss)/profit for the period	(1.7)	(45.6)	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	(2.0)	(46.0)	N.M.	N.M.
Non-controlling interest	0.3	0.4	21.4	40.9
(Loss)/profit for the period	(1.7)	(45.6)	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	49.8	42.0	(15.8)	(2.8)
Adjusted EBITDA (1) (unaudited)	49.8	42.0	(15.8)	(2.8)

1)

For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

2)	Due to the initial application of IFRS 16 the depreciation was negatively impacted in $11.8 million.
3)	Due to the initial application of IFRS 16 the other operating costs was positive impacted in $13.7 million.
4)

The three months ended in March 31, 2019 contains a negative impact of $1.5 million due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction of the goodwill generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A.

5)	Due to the initial application of IFRS 16 the finance costs was negatively impacted in $4.7 million.
N.M. means not meaningful

ASSETS
	December 31,	March 31,
	2018	2019
	(audited)	(unaudited)

NON-CURRENT ASSETS	716,886	829,843

Intangible assets	211,202	195,211
Goodwill	154,989	152,329
Property, plant and equipment	123,940	293,414
Non-current financial assets	95,531	88,800
Trade and other receivables	19,148	18,758
Other non-current financial assets	65,070	60,255
Derivative financial instruments	11,313	9,787
Other taxes receivable	6,061	6,063
Deferred tax assets	125,163	94,026

CURRENT ASSETS	496,467	505,647

Trade and other receivables	342,075	404,114
Trade and other receivables	315,654	377,783
Current income tax receivable	26,421	26,331
Derivative financial instruments	-	257
Other taxes receivable	19,975	22,309
Other current financial assets	891	1,037
Cash and cash equivalents	133,526	77,930

TOTAL ASSETS	1,213,353	1,335,490

EQUITY AND LIABILITIES	December 31,	March 31,
	2018	2019
	(audited)	(unaudited)

TOTAL EQUITY	340,092	277,817
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	8,541	7,845
OWNERS OF THE PARENT COMPANY	331,551	269,971

Share capital	49	49
Reserve for acquisition of non-controlling interest	(23,531)	(23,531)
Share premium	615,288	615,288
Treasury shares	(8,178)	(8,178)
Retained losses	(16,325)	(62,299)
Translation differences	(257,122)	(264,716)
Hedge accounting effects	8,404	4,565
Stock-based compensation	12,966	8,793
NON-CURRENT LIABILITIES	528,869	652,622

Deferred tax liabilities	30,221	27,060
Debt with third parties	408,426	532,927
Derivative financial instruments	682	1,296
Provisions and contingencies	51,174	52,249
Non-trade payables	14,391	15,208
Option for the acquisition of non-controlling interest	20,830	20,710
Other taxes payable	3,145	3,172

CURRENT LIABILITIES	344,392	405,051

Debt with third parties	51,342	110,268
Trade and other payables	274,000	276,872
Trade payables	76,912	72,383
Income tax payables	10,615	10,301
Other taxes payables	78,511	78,290
Other non-trade payables	107,962	115,898
Provisions and contingencies	19,050	17,911
TOTAL EQUITY AND LIABILITIES	1,213,353	1,335,490

Free Cash Flow:

	For the three months ended March 31,
($ in millions)	2018	2019
	(audited)	(unaudited)
Operating Cash Flow (1)	(17.0)	(17.7)
Cash Capex (2)	(13.4)	(16.7)
Income Tax Paid	(4.5)	(3.7)
Free Cash Flow before interest and acquisitions	(34.9)	(38.1)
Acquisitions	0.0	0.0
Net Financial Expenses (3)	(20.2)	(18.3)
Free Cash Flow (FCF)	(55.1)	(56.4)

(1)	We define Operating Cash flow as Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expenses.
(2)	Does not consider acquisitions
(3)

Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Therefore, settlement of hedging instruments will impact Q1 and Q3 Net Financial Expenses cashflow of each year.